EXHIBIT 99.03

Supplementary election of the Company’s independent director of 8th board of directors

Date of events: 2017/06/23

Contents:

1.Date of occurrence of the change:2017/06/23

2.Appointment of or changed personnel (juristic-person director, juristic-person supervisor, independent director, natural-person director or natural-person supervisor):independent director

3.Title, name and resume of the replaced personnel:None

4.Title, name and resume of the new personnel:independent director Yu-Fen Lin, Managing Partner, Law & Honor Attorneys-at-Law

5.Type of the change (please enter: “resignation”, “discharge”, “tenure expired”, “death” or “new appointment” ):new appointment

6.Reason for the change:Supplementary election of the Company’s independent director

7.Number of shares held by the new personnel at the time of appointment:0

8.Original term (from to ):from 2016/06/24 to 2019/06/23

9.Effective date of the new appointment:2017/06/23

10.Rate of turnover of directors of the same term:0

11.Rate of turnover of supervisor of the same term:N/A

12.Rate of turnover of independent director of the same term:20%

13.Change in one-third or more of directors (“Yes” or “No”):No

14.Any other matters that need to be specified:N/A